TC PipeLines, LP
717 Texas Street, Suite #2400
Houston, Texas  77002

July 9, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Mara L. Ransom

Dean Brazier

Re:                             TC PipeLines, LP Registration Statement on Form S-3 (File No. 333- 196523)

Ladies and Gentlemen:

TC PipeLines, LP (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be made effective at 12:00 p.m., Washington D.C. time, on July 11, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                                          Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                                          The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the offering of the securities specified in the Registration Statement.

Very truly yours,

TC PipeLines, LP

By: TC PipeLines GP, Inc., its general partner

/s/ Jon A. Dobson
By: Jon A. Dobson
Name: Secretary

cc:           Brett Cooper, Orrick, Herrington & Sutcliffe LLP